UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

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Commission File Number: 001-38923

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Gaotu Techedu Inc.

5F, Gientech Building, 17 East Zone,

10 Xibeiwang East Road

Haidian District, Beijing 100193

People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _________

Exhibit Index

Exhibit 99.1—Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gaotu Techedu Inc.

By	:	/s/ Larry Xiangdong Chen
Name	:	Larry Xiangdong Chen
Title	:	Chief Executive Officer

Date: August 27, 2026